N4 FINANCIAL, INC.

SUPPLEMENTAL INFORMATION

December 31, 2018

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Stockholders' Equity qualified for net capital	$	207,690
Less: Non allowable assets		(492)
Net capital		207,198
Haircut		-
Adjusted net capital		207,198
Net minimum capital requirement of 6.67% of aggregate indebtedness of $11,008 or $5,000 whichever is greater		5,000
Excess net capital	$	202,198

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2018	$	207,198
No Reconciling Differences		-
Net capital per above computation	$	207,198